Telefónica, S.A.
Distrito C, Ronda de la Comunicación, s/n
28050 Madrid, Spain
Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compañia de Telecomunicaciones de Chile S.A.
Schedule TO-C filed on September 11, 2008
Schedule TO-T/13E-3 filed on September 17, 2008 by Inversiones
Telefónica Internacional Holdings Limitada and Telefónica, S.A.
Amendment 1 filed on September 17, 2008
Amendment 2 filed on September 19, 2008
Amendment 3 filed on September 22, 2008
Amendment 4 filed on September 24, 2008
Amendment 5 filed on October 1, 2008
Amendment 6 filed on October 8, 2008
Dear Ms. Chalk,
     As requested in the Staff’s comment letter dated October 7, 2008 regarding the above-referenced filings, this letter will acknowledge, on behalf of Telefónica, S.A. and Inversiones Telefónica Internacional Holding Limitada (“Bidders”), that:
•	Each Bidder is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	Bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Dated: October 21, 2008	TELEFÓNICA S.A.
	By:	/s/ Jorge Abadía Pozuelo
		Name:	Jorge Abadía Pozuelo
		Title:	Authorized Signatory

	By:	/s/ Ernesto López Mozo
		Name:	Ernesto López Mozo
		Title:	Authorized Signatory

INVERSIONES TELEFÓNICA INTERNACIONAL HOLDING LIMITADA
	By:	/s/ Jorge Abadía Pozuelo
		Name:	Jorge Abadía Pozuelo
		Title:	Authorized Signatory

	By:	/s/ Ernesto López Mozo
		Name:	Ernesto López Mozo
		Title:	Authorized Signatory